Walmart Inc.
1 Customer Drive
Bentonville, AR 72716

March 13, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act

Ladies and Gentlemen:

This filing is to provide notice to the U.S. Securities and Exchange Commission (the “SEC”) that Walmart Inc.’s Annual Report on Form 10-K for the period ended January 31, 2026, which was filed with the SEC on March 13, 2026, contains information required to be disclosed by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended. Such disclosure can be found under the heading “Item 9B. Other Information—Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934” in such Annual Report on Form 10-K.

Such disclosure relates solely to matters previously disclosed in the issuer’s Quarterly Reports on Form 10-Q for the quarters ended July 31, 2025 and October 31, 2025.

Respectfully submitted,

By:	/s/ Joseph M. Ruschell
Name:	Joseph M. Ruschell
Title:	Senior Vice President and Chief Counsel, Office of the Corporate Secretary